Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement of FirstSun Capital Bancorp and Subsidiaries on Form S-4 of our report dated March 12, 2021, except for the effects of disclosing Earnings Per Share (Note 13), “Fair Value of Financial Instruments Not Carried at Fair Value” included in Fair Value Measurements (Note 19), Parent Company Only Condensed Financial Information (Note 20), and Segment Information (Note 21), as to which the date is June 22, 2021, on the consolidated financial statements of FirstSun Capital Bancorp and Subsidiaries and to the reference to us under the heading "Experts" in the prospectus.

/s/ Crowe LLP

Dallas, Texas

July 26, 2021